MONARCHY RESOURCES, INC.

243 Teresa St Sta Mesa, Sampaloc, Manila, Philippines

September 27, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Attention:                            Ms. Anna Nguyen Parker
              Division of Corporate Finance
              Branch Chief

Dear Ms. Parker:

Re:         Amended Registration No. 1 to Registration Statement on Form S-1
Filed July 28, 2011
File No. 333-172825

I am in receipt of your letter dated August 19, 2011 and have the responses to your comments.

General

1.	In response to this comment I have included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 25 the following sentence:

“Our Company has no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.”

Cover Page of the Prospectus

2.           I have revised the applicable pages as requested under this comment.

Description of Shares to Be Registered

3.	In response to this comment I have inserted the following paragraphs under the above noted heading on pages 11 and 12.

“Pursuant to the provisions of Section 78.320 of the Nevada Revised Statutes (the “NRS”) and Section 8 of our Bylaws, at least one percent of the outstanding shares of stock entitled to vote must be present, in person or by proxy, at any meeting of stockholders in order to constitute a valid quorum for the transaction of business.  Actions taken by stockholders at a meeting in which a valid quorum is present are approved if the number of votes cast at the meeting in favour of the action exceeds the number of votes cast in opposition to the action, provided, however, that directors are elected by a plurality of the votes of the shares present at the meeting and entitled to vote.

Certain fundamental corporate changes such as the liquidation of all our assets, mergers or amendments to our Articles of Incorporation require the approval of holders of a majority of the outstanding shares entitled to vote.

Holders of our common stock do not have any pre-emption rights to purchase shares in any future issuances of our common stock or any other securities and there are no sinking fund provisions.

The holders of our common stock are entitled to received dividends on a pro rata based on the number of shares held, when and if declared by our Board of Directors, from funds legally available for that purpose.  Section 78.288 of Chapter 78 of the NRS prohibits us from declaring dividends where, after giving effect to the distribution of the dividend:

(a)	we would not be able to pay our debts as they become due in the normal course of business; or

(b)
except as may be allowed by our Articles of Incorporation, our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution.

Our Articles of Incorporation and Bylaws do not contain provisions restricting our ability to pay dividends on our common stock.

We do not have any terms of conversion relating to our common stock.

Liquidity and Capital Resources, page 25

4.
On July 15, 2011, the directors advanced $14,000 to the Company in order to commence Phase 1 of its exploration program.   This has been reflected in the financial statements for the nine months ended July 31, 2011 which are included in this amended Form S-1A.  In addition, the following statements to this fact have been made in the above noted Form S-1A.

“Our directors have advanced $14,000 to undertake the first part of our exploration program” – refer to the page 3.

“Our directors have advanced the funds to complete Phase 1 of our exploration program in the amount of approximately $14,000…….These funds were advanced to the Company prior to August 1, 2011.” Refer to second paragraph under “Liquidity and Capital Resources” on page 25.

In the chart under “Results of Operations – Period from June 16, 2010 to July 31, 2011” on page 28 it indicates one of the expenses for the period to date is the payment of the $14,000 for exploration costs.

The above noted changes have been red-lined in the amended Form S-1A for easy of reference and as required.

Yours very truly;

Monarchy Resources Inc.

“GUILFRED C.  CASIMIRO

Guilfred C. Casimior
Chief Executive Officer, President and
Director

c/c           Marc Andrew Mercado – Chief Financial Officer